

Mail Stop 7010

February 5, 2007

via mail and facsimile

Mr. Hou Beicang
Chief Executive Officer
Beicang Iron & Steel, Inc.
8/F, Beicang Building
76 Jianshebei Road
Taiyuan City, Shanxi Province, 030013
People's Republic of China

   RE: Beicang Iron & Steel, Inc.
      Form 8-K Item 4.01
      Filed February 2, 2007
      File # 000-13628

Dear Mr. Beicang:

   We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note your disclosure that in connection with the audit of your financial statements as of and for the fiscal years ended December 31, 2004 and 2005, and the interim period through February 2, 2007, there were no disagreements with Chadwick. Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant's report on the financial statements for <u>either</u> of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please revise your filing accordingly.

2. We note that you do not disclosure if there were any reportable events during your two most recent fiscal years and to the date of your Report. However, we note under Item 8A on page 39 of your Form 10-KSB for the year ended December 31, 2005 that you have concluded that your disclosure controls and procedures are not effective as of December 31, 2005 due to "persons purported to be acting as management incurred expenses that they represented to our then independent accountant as due from us." In light of this disclosure, please explain to us why you have not disclosed any reportable events in your Item 4.01 8-K. Refer to Item 304(a)(1)(iv)(B) of Regulation S-B.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please submit your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3739.

Sincerely,

Ryan Rohn
Staff Accountant